NEWS RELEASE

Crosshair Announces Property Acquisition, Financing and Share Consolidation

Dated: November 1, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce that it has signed a definitive agreement (the “Agreement”) with Strathmore Resources (US) Ltd. (“Strathmore”), a wholly owned subsidiary of Strathmore Minerals Corp. (TSX-V: STM) to acquire the Juniper Ridge Uranium Property (“the Property”). The Company will also be undertaking a financing for aggregate gross proceeds of up to $10 million (the “Offering”) and will be consolidating its common shares on the basis of one post-consolidation common share for every four pre-consolidation common shares.

Property Acquisition

The Juniper Ridge Property, located in Carbon County, southwest Wyoming, comprises 197 claims and one state mineral lease totalling 4,710 acres (1,906 Ha) in size. It has a historical geological resource of 5.2 million tons grading 0.067% U3O8 for a total 6.97 million pounds of uranium. The historical resource estimate was completed by AGIP Mining Company in 1986, prior to the implementation of National Instrument 43-101 (“NI 43-101”) and is not compliant with current accepted reserve and resource classifications as set forth by the Canadian Institute of Mining and Metallurgy. Given the quality of the historic work completed on the Property, the Company believes the resource estimate to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resources or mineral reserves as defined in NI 43-101, and the Company is not treating the historic resources as current. Therefore, the historical resource estimate should not be relied upon.

The aggregate purchase price for a 100% interest in the Property will be satisfied by Crosshair making initial payments to Strathmore of US$700,000 ($250,000 of which is payable in common shares of Crosshair) and making additional payments based on the uranium resources and reserves on the Property. On the second and third anniversaries of the Agreement, Crosshair will pay Strathmore US$0.50 per pound of uranium resources on the Property as defined in an NI 43-101 technical report. If a technical report has not been completed prior to the second or third anniversary, the uranium resources of the Property will be set at 5 million pounds. Crosshair will make an additional payment of US$0.50 per pound for each pound in excess of 5 million pounds if a completed technical report shows a uranium resource in excess of 5 million pounds. Upon receipt of all permits required for production on the Property, Crosshair will make an additional payment of US$0.30 per pound of proven and probable uranium reserves as determined by a prefeasibility study or feasibility study; provided, that if a prefeasibility study or feasibility study has not been completed upon receipt of all permits required for production, the uranium reserves on the Property will be set at five million pounds for the purposes of this calculation, and further provided, that if all permits are not received by the sixth anniversary of the Agreement, then Crosshair shall be required to make this payment as of that date. The payments made on the second and third anniversary will be made 50% in cash and 50% in common shares of Crosshair and the final payment will be made in cash or common shares, in such proportions as are elected by Strathmore. The dollar value of any common shares issued will be based on the twenty trading day volume weighted average trading price on the Toronto Stock Exchange prior to the applicable issue date.

Strathmore shall retain a 2% Gross Revenue Royalty on the Property. Crosshair shall have the option to repurchase this royalty at any time during the first three years after commercial production commences for US $1.5 million for each 1% of the Gross Revenue Royalty. No finder’s fees are payable in respect of the acquisition. The transaction is subject to, among other things, approval of the Toronto Stock Exchange. A non-refundable deposit of US$25,000 in cash has been paid to Strathmore, which is credited against the purchase price.

Consolidation

In connection with the Property acquisition and the Offering, the issued and outstanding common shares of the Company will be consolidated (the “Consolidation”) on the basis of one post-consolidation common share (a “Common Share”) for every four pre-consolidation common shares outstanding. The Consolidation is subject to the approval of the Toronto Stock Exchange and the approval by an ordinary resolution of the Company’s shareholders at its upcoming shareholder meeting.

Financing

The following discussion with respect to the Offering is presented on a post Consolidation basis.

Crosshair will undertake a brokered private placement with BayFront Capital Partners Ltd. (the “Agent”) on a “best efforts” basis to accredited investors of subscription receipts of Crosshair (“Subscription Receipts”) for gross proceeds of up to $7,000,000. Upon satisfaction of the escrow release conditions set out below, the Subscription Receipts will be automatically converted (for no additional consideration) into units of Crosshair (the “Units”) at an effective price of $0.70 per Unit, with each whole Unit being comprised of one Common Share and one Common Share purchase warrant of Crosshair (a “Warrant”).  Each Warrant will be exercisable for one Common Share at an exercise price of $1.00 per Common Share for a period of 24 months from the date of the closing of the offering of Subscription Receipts. The gross proceeds from the offering of Subscription Receipts will be released following: (i) shareholder approval of the offering of Subscription Receipts; and (ii) the completion of the Consolidation.

Crosshair will concurrently undertake a brokered private placement with the Agent on a “best efforts” basis to accredited investors of flow-through units of Crosshair (the “Flow Through Units”) for gross proceeds of up to $3 million.  Each Flow Through Unit will be issued at an effective price of $0.80 per Flow Through Unit, with each Flow Through Unit being comprised of one flow-through Common Share (a “Flow Through Share”) and one half of one Warrant.  Each whole Warrant will be exercisable for one non flow-through Common Share at an exercise price of $1.25 per Common Share for a period of 24 months from the date of the closing of the offering of Flow Through Units. Each Flow Through Share will consist of one Common Share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada).

All securities issued pursuant to the Offering will be subject to a hold period of four months and one day following the closing of the Offering.

In connection with the Offering, Crosshair will pay to the Agent a commission equal to 7% of the gross proceeds of the Offering and, subject to approval of the Toronto Stock Exchange, will issue broker warrants (the “Broker Warrants”) exercisable to acquire that number of Units as is equal to 10% of the aggregate number of Units and Flow Through Units issued and sold pursuant to the Offering.  Each Broker Warrant is exercisable for one Unit at an exercise price of $0.70 per Unit, for a period of 24 months from the date of closing of the Offering.

The net proceeds raised from the offering of Subscription Receipts will be used by Crosshair to finance the exploration expenditures on its properties and for general corporate purposes. The gross proceeds raised from the offering of Flow Through Units will be used by Crosshair for exploration expenditures on its Golden Promise Gold Project and Central Mineral Belt Properties, which will constitute Canadian exploration expenditures (as defined in the Income Tax Act (Canada)).

The Offering is subject to the approval of the Toronto Stock Exchange. In addition, the offering of Subscription Receipts is subject to approval by an ordinary resolution of the Company’s shareholders at its upcoming shareholder meeting.

Stewart Wallis, P.Geo., President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada. Its flagship project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things: the completion of the Property acquisition, the completion of the Consolidation, the completion of the Offering, the receipt of necessary regulatory and shareholder approval and the use of proceeds from the Offering. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.